Exhibit 3

Registrant	Assets (in millions)	Amount of Single Insured Bond
Columbia Funds Master Investment Trust, LLC	$1,153	$1,250,000
Columbia Funds Series Trust	31,261	$2,500,000
Columbia Funds Series Trust II	52,210	$2,500,000
Columbia Funds Variable Insurance Trust I	850	$1,000,000
Columbia Funds Variable Series Trust II	102,337	$2,500,000